EXHIBIT 99.04

Board of directors resolves to amend the subjects for convening 2017 annual general meeting

Date of events: 2017/05/08

Contents:

1.Date of the board of directors resolution:2017/05/08

2.Date for convening the shareholders’ meeting:2017/06/23

3.Location for convening the shareholders’ meeting:Chunghwa Telecom Telecommunication Training Institute (No. 168, Minzu Road, Banchiao District, New Taipei City, Taiwan, R.O.C.)

4.Cause or subjects for convening the meeting

(1)Report Items:

a. The Company’s 2016 business report

b. 2016 audit committee’s audit report concerning the Company’s financial statements

c. Report on 2016 remuneration allocation for directors and employees

5.Cause or subjects for convening the meeting

(2)Matters for Ratification:

a.	Ratification of 2016 business report and financial statements

b.	Ratification of 2016 profit allocation proposal

6.Cause or subjects for convening the meeting

(3)Matters for Discussion:

The amendment to the Procedures for Acquisition or Disposal of Assets

7.Cause or subjects for convening the meeting

(4)Elections:

The supplementary election of the Company’s independent director of 8th term board of directors

8.Cause or subjects for convening the meeting

(5)Other Proposals:The release of restrictions on competitive activities on director

9.Cause or subjects for convening the meeting

(6)Extemporary Motions

10.Book closure starting date:2017/04/25

11.Book closure ending date:2017/06/23

12.Any other matters that need to be specified:This (2017) annual general meeting will adopt electronic voting as one of the voting methods for shareholders to excise their voting power.